UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                         Insignia Financial Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   457956-20-9
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                             Morgan, Lewis & Bockius
                             801 South Grand Avenue
                          Los Angeles, California 90017
                                 (213) 612-2500
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 January 6, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


C/M:  11926.0035 447411.1

------------------------------                   ------------------------------
CUSIP No. 457956-20-9            SCHEDULE 13D      Page  2  of   10 Pages
                                                        ---    ----
------------------------------                   ------------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           APTS Partners, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  X

                                                                   (b)


--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                         /  /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
                                                   1,315,000
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                             ---------------------------------------------------
                               8          SHARED VOTING POWER
                                                   -0-
                             ---------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                   1,315,000
                             ---------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                   -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,315,000 Shares
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*      /  /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11926.0035 447411.1

--------------------------                     ---------------------------------
CUSIP No. 457956-20-9        SCHEDULE 13D       Page  3  of   10 Pages
                                                     ---    ----
--------------------------                     ---------------------------------


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APTS Partners II, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  X

                                                                (b)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                              / /

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
                            7          SOLE VOTING POWER
                                                1,110,670
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                                -0-
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                                1,110,670
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                                -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,110,670 Shares
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  / /

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11926.0035 447411.1

--------------------------                   -----------------------------------
CUSIP No. 457956-20-9      SCHEDULE 13D        Page  4  of   10 Pages
                                                    ---    ----
--------------------------                   -----------------------------------


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APTS Partners III, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  X

                                                                 (b)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                              / /

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
                            7          SOLE VOTING POWER
                                                1,117,732
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                                -0-
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                                1,117,732
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                                -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,117,732 Shares
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*   / /

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11926.0035 447411.1

--------------------------                     ---------------------------------
CUSIP No. 457956-20-9     SCHEDULE 13D           Page  5  of  10  Pages
                                                      ---    ----
--------------------------                     ---------------------------------


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APTS Partners IV-AB, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  X

                                                                  (b)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                              /  /

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
                            7          SOLE VOTING POWER
                                                200,000

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                                -0-
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                                200,000
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                                -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      200,000 Shares
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*   / /

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.7%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11926.0035 447411.1

--------------------------                 -------------------------------------
CUSIP No. 457956-20-9      SCHEDULE 13D     Page  6  of   10 Pages
                                                 ---    ----
--------------------------                 -------------------------------------


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APTS V, L.L.C.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  X

                                                                   (b)  0
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                              /  /

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
                            7          SOLE VOTING POWER
                                       151,248
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                                -0-
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                       151,248
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                                -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    151,248 Shares
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*      / /

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



C/M:  11926.0035 447411.1

---------------------------                       ------------------------------
CUSIP No. 457956-20-9         SCHEDULE 13D          Page  7  of   10 Pages
                                                         ---    ----
---------------------------                       ------------------------------


         This Amendment No. 5 amends and supplements the Schedule 13D, dated May 10, 1995 (the "Schedule 13D") which was originally filed jointly by APTS
Partners, L.P. and APTS Partners II, L.P., as amended and supplemented by Amendment No. 1 to the Schedule 13D, dated June 12, 1995, filed jointly by APTS Partners, L.P., APTS Partners II, L.P and APTS Partners III, L.P., as amended and supplemented by Amendment No. 2 to the Schedule 13D, dated July 7, 1995, filed jointly by APTS Partners, L.P., APTS Partners II, L.P., APTS Partners III, L.P., and APTS Partners IV-AB, L.P., as amended and supplemented by Amendment No. 3 to the Schedule 13D, dated July 27, 1995, filed jointly by APTS Partners, L.P., APTS Partners II, L.P., APTS Partners III, L.P., and APTS Partners IV-AB, L.P., as amended and supplemented by Amendment No. 4 to the Schedule 13D, dated July 27, 1995, filed jointly by APTS Partners, L.P., APTS Partners II, L.P., APTS Partners III, L.P., APTS Partners IV-AB, L.P. and APTS V, L.L.C.


Item 4.  Purpose of Transaction.

                  Item 4 is hereby amended and restated by inserting the following paragraph after the penultimate paragraph thereof:

                  On November 15, 1996, in accordance with various registration rights agreements, the Reporting Persons requested that all of their shares of Common Stock and all of the shares of Common Stock issuable upon exercise of their warrants be included in a registration statement under the Securities Act of 1993, as amended, which was filed by the Issuer on or about December 12, 1996. The Reporting Persons may also consolidate record ownership of their Common Stock and warrants to purchase Common Stock by transferring such Common Stock and warrants to one or more of such Reporting Persons. The Reporting Persons may consider utilizing in the ordinary course of their business from time to time some or all of the foregoing securities as collateral in connection with customary financial institution margin loans or other related forms of indebtedness.


Item 5.  Interest in Securities of the Issuer.

                  Items 5(a) and (b) are hereby amended and restated as follows:

                  (a) and (b). The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 28,796,039 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q dated November 12, 1996. The Reporting Persons beneficially own (i) 2,501,734 shares of Common Stock; and (ii) the January Warrants, the May Warrants and the December Warrants, which may be exercised to purchase 1,392,916 shares of Common Stock in the aggregate, or an aggregate of 3,894,650 shares of Common Stock which shares represent 12.9% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). APTS I beneficially owns and has the sole power to vote and dispose of 1,315,000 shares of Common Stock, which represent 4.4% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). APTS II beneficially owns and has the sole power to vote and dispose of 1,110,670 shares of Common Stock, which represent 3.9% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). APTS III beneficially owns and has the sole power to vote and dispose of 1,117,732 shares of Common Stock, which represent 3.9% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). APTS IV-AB beneficially owns and has the sole power to vote and dispose of 200,000 shares of Common Stock, which represent 0.7% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). APTS V beneficially owns and has the sole power to vote and dispose of 151,248 shares of Common Stock, which represent 0.5% of the outstanding Common Stock (calculated

C/M:  11926.0035 447411.1

----------------------------                        ----------------------------
CUSIP No. 457956-20-9           SCHEDULE 13D         Page  8  of  10  Pages
                                                          ---    ----
----------------------------                        ----------------------------


in accordance with SEC Rule 13d-3). Each of APTS GP and APTS Acquisition indirectly beneficially owns and has the sole power to vote and dispose of 2,632,732 shares of Common Stock, which represent 8.7% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). AREIF indirectly beneficially owns and has the sole power to vote and dispose of 1,261,918 shares of Common Stock, which represent 4.4% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3).

                  Neither the Reporting Persons nor any Reporting Group Related Person owns or otherwise has sole or shared power to vote or dispose of any shares of Common Stock other than the securities described above.

                  (c) On January 6, 1997 APTS II transferred an aggregate of 398,392 shares of Common Stock to Farallon Capital Partners, L.P., RR Capital Partners, L.P. and Yale University, three of its limited partners, in redemption of the limited partnership interests of such entities in APTS II pursuant to a redemption agreement dated as of January 6, 1997 (the "Redemption Agreement") among APTS II, AREIF, Farallon Capital Partners, L.P., RR Capital Partners, L.P., Yale University and the Issuer.


Item     6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         respect to Securities of the Issuer.

                  Item 6 is hereby amended by inserting the following at the end thereof:

                  The terms of the Redemption Agreement provide, among other things, for the distribution by APTS to Farallon Capital Partners, L.P., RR Capital Partners, L.P. and Yale University of an aggregate of 398,332 shares of Common Stock in complete redemption and extinguishment of the limited partnership interests of such entities in APTS II. Reference is made to Exhibit 24 for a complete description of the Redemption Agreement.


Item 7.  Material Filed as Exhibits.

     1. Stock and Warrant Purchase Agreement, dated as of January 17, 1995, among APTS I, the Issuer and (as to specified provisions) Andrew L. Farkas, including certain Exhibits thereto.*

     2. Warrant Agreement, dated as of January 17, 1995, between APTS I and the Issuer.*

     3. Warrant Purchase Agreement, dated May 10, 1995, among APTS I, the Issuer and certain selling Warrantholders.*

     4. Warrant No. 13, for 300,000 shares of the Issuer's Class A Common Stock, issued in the name of APTS I.*

--------
*        Previously filed as part of this Schedule 13D.

C/M:  11926.0035 447411.1

---------------------------                          ---------------------------
CUSIP No. 457956-20-9         SCHEDULE 13D            Page  9  of  10  Pages
                                                           ---    ----
---------------------------                          ---------------------------


     5. Warrant Exercise Agreement, dated May 10, 1995, between APTS I and the Issuer, with respect to Warrant No. 13 for 300,000 shares.*

     6. Warrant No. 14, for 137,500 shares of the Issuer's Class A Common Stock, issued in the name of APTS I.*

     7. Warrant Exercise Agreement, dated May 10, 1995, between APTS I and the Issuer, with respect to Warrant No. 14 for 137,500 shares.*

     8. Registration Rights Agreements, dated as of May 10, 1995, between APTS I and the Issuer.*

     9. Letter Agreement, dated as of June 7, 1995, between APTS III and the Issuer.*

     10. Note Purchase Agreement, dated as of June 7, 1995, among APTS III, the Issuer and Gordon Investment, Inc.*

     11. Subordinated Convertible Promissory Note dated December 8, 1994 of the Issuer, as amended effective June 7, 1995.*

     12. Registration Rights Agreement, dated as of June 7, 1995, between APTS III and the Issuer.*

     13. Stock Purchase Agreement, dated as of June 28, 1995, between APTS IV-AB and M-VI Limited Liability Company.*

     14. Registration Rights Agreement, dated as of June 28, 1995, between the Issuer and APTS IV-AB.*

     15. Letter Agreement, dated as of June 28, 1995, between AREIF and Farallon Capital Management, Inc.*

     16. Letter Agreement, dated as of July 24, 1995, between AREIF and Farallon Capital Management, Inc.*

     17. Stockholders Agreement, dated as of May 27, 1992, among the Issuer, APTS IV- AB and holders of Common Stock not affiliated with APTS IV-AB.*

     18. Assumption Agreement, dated as of July 24, 1995, among the Issuer, APTS IV- AB and holders of Common Stock not affiliated with APTS IV-AB.*

     19. Stock and Warrant Purchase Agreement, dated as of December 5, 1995, between APTS V and Gotham.*

     20. Registration Rights Agreement, dated as of December 5, 1995 between the Issuer and APTS V.*

--------
*        Previously filed as part of this Schedule 13D.

C/M:  11926.0035 447411.1

----------------------------                      ------------------------------
CUSIP No. 457956-20-9         SCHEDULE 13D          Page  10  of   10 Pages
                                                         ----    ----
----------------------------                      ------------------------------



     21.  Letter  Agreement,  dated December 1, 1995 between the Issuer and APTS
          V.*

     22. Amended and Restated Warrant Agreement, dated as of April 14, 1995, between the Issuer and Angeles Corporation.*

     23. Letter Agreement, dated December 4, 1995, between APTS V and Lehman Brothers Inc.*

     24. Redemption Agreement dated as of January 6, 1997 among APTS II, AREIF, Farallon Capital Partners, L.P., RR Capital Partners, L.P., Yale University and the Issuer.*

--------
*        Previously filed as part of this Schedule 13D.

C/M:  11926.0035 447411.1

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated:    January 13, 1997

                           APTS PARTNERS, L.P.

                           By: APTS GP Partners, L.P.,
                               its general partner

                               By:  APTS    Acquisition Corporation,  its
                                    general partner

                                     By  /s/ Stuart Koenig
                                     Name:    Stuart Koenig
                                     Title:   Vice President

                             APTS PARTNERS II, L.P.

                             By: Apollo Real Estate Investment Fund, L.P., its general partner

                                  By:  Apollo Real Estate Advisors, L.P,
                                       its managing general partner

                                       By:      Apollo Real Estate
                                                Management, Inc., its general
                                                partner


                                                By:  /s/Stuart Koenig
                                                Name:   Stuart Koenig
                                                Title:  Vice President

                             APTS PARTNERS III, L.P.

                             By: APTS GP Partners, L.P.,
                                 its general partner

                                 By:      APTS    Acquisition Corporation,  its
                                          general partner

                                          By:  /s/Stuart Koenig
                                          Name:    Stuart Koenig
                                          Title:   Vice President

C/M:  11926.0035 447411.1

                              APTS PARTNERS IV-AB, L.P.

                              By: APTS GP Partners, L.P.,
                                  its general partner

                                  By:      APTS    Acquisition  Corporation,its
                                           general partner

                                           By:  /s/Stuart Koenig
                                           Name:    Stuart Koenig
                                           Title:   Vice President

                              APTS V, L.L.C.

                              By: Apollo Real Estate Investment Fund, L.P., its manager

                                   By:  Apollo Real Estate Advisors, L.P.,
                                            its managing partner

                                        By:    Apollo Real Estate Management,
                                                 Inc., its general partner

                                                 By:  /s/Stuart Koenig
                                                 Name:   Stuart Koenig
                                                 Title:  Vice President

C/M:  11926.0035 447411.1

                                  EXHIBIT INDEX


Exhibit No.                         Description                     Page No.

1. Stock and Warrant Purchase Agreement, dated as of January 17, 1995, among APTS I, the Issuer and (as to specified provisions) Andrew L. Farkas, including certain Exhibits thereto.*

2. Warrant Agreement, dated as of January 17, 1995, between APTS I and the Issuer.*

3. Warrant Purchase Agreement, dated May 10, 1995, among APTS I, the Issuer and certain selling Warrantholders.*

4. Warrant No. 13, for 300,000 shares of the Issuer's Class A Common Stock, issued in the name of APTS I.*

5. Warrant Exercise Agreement, dated May 10, 1995, between APTS I and the Issuer, with respect to Warrant No. 13 for 300, 000 shares.*

6. Warrant No. 14, for 137,500 shares of the Issuer's Class A Common Stock, issued in the name of APTS I.*

7. Warrant Exercise Agreement, dated May 10, 1995, between APTS I and the Issuer, with respect to Warrant No. 14 for 137,500 shares.*

8. Registration Rights Agreements, dated May 10, 1995, between APTS I and the Issuer.*

9. Letter Agreement, dated as of June 7, 1995, between APTS III and the Issuer.*

10. Note Purchase Agreement, dated as of June 7, 1995, among APTS III, the Issuer and Gordon Investment, Inc..*

11. Subordinated Convertible Promissory Note dated December 8, 1994 of the Issuer, as amended effective June 7, 1995.*

12. Registration Rights Agreement, dated as of June 7, 1995, between APTS III and the Issuer.*

13. Stock Purchase Agreement, dated as of June 28, 1995, between APTS IV-AB and M-VI Limited Liability Company.*

14. Registration Rights Agreement, dated as of June 28, 1995, between the Issuer and APTS IV-AB.*

15. Letter Agreement, dated as of June 28, 1995, between AREIF and Farallon Capital Management, Inc.*

--------
*        Previously filed.

C/M:  11926.0035 447411.1

16. Letter Agreement, dated as of July 24, 1995, between AREIF and Farallon Capital Management, Inc.*

17. Stockholders Agreement, dated as of May 27, 1992, by and among the Issuer, APTS IV- AB and holders of Common Stock not affiliated with APTS IV-AB.*

18. Assumption Agreement, dated as of July 24, 1995, by and among the Issuer, APTS IV- AB and holders of Common Stock not affiliated with APTS IV-AB.*

19. Stock and Warrant Purchase Agreement, dated as of December 5, 1995, between APTS V and Gotham.*

20. Registration Rights Agreement, dated as of December 5, 1995 between the Issuer and APTS V.*

21.  Letter  Agreement,  dated December 1, 1995 between the Issuer and
     APTS V.*

22. Amended and Restated Warrant Agreement, dated as of April 14, 1995, between the Issuer and Angeles Corporation.*

23. Letter Agreement, dated December 4, 1995, between APTS V and Lehman Brothers Inc.*

24. Redemption Agreement dated as of January 6, 1997 among APTS II, AREIF, Farallon Capital Partners, L.P., RR Capital Partners, L.P., Yale University and the Issuer.

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*        Previously filed.

C/M:  11926.0035 447411.1